UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. __)*

ENERGY FOCUS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29268T102

(CUSIP Number)

June 1, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☒ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
Bright Horizon Partners, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
	5	SOLE VOTING POWER

NUMBER OF		11,304,347
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		11,304,347
WITH:	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,304,347
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

FI

Item 1.

(a)           Name of issuer:

ENERGY FOCUS, INC.

(b)           Address of issuer's principal executive offices:

32000 Aurora Road, Suite B, Solon, OH 44139

Item 2.

(a)           Name of person filing:

Bright Horizon Partners, Inc.

(b)           Address or principal business office or, if none, residence:

1300 Avenue of the Americas, 36th Floor

New York, NY 10019

(c)           Citizenship:

Bright Horizons Partners, Inc. is incorporated in the British Virgin Islands

(d)           Title of class of securities:

Common Stock

(e)           CUSIP No.:

29268T102

Item 3.   If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	[ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	[ ] An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

N/A

Item 4.   Ownership

(a)           Amount beneficially owned

11,304,347 (1)

(b)           Percent of class:

14.5% (2)

(c)           Number of shares as to which the person has:

(i)            Sole power to vote or to direct the vote

11,304,347 (1)

(ii)           Shared power to vote or to direct the vote

0

(iii)          Sole power to dispose or to direct the disposition of

11,304,347 (1)

(iv)          Shared power to dispose or to direct the disposition of

0

(1)

Consists of shares that the reporting person acquired on March 31, 2014 upon conversion of 5% convertible subordinated promissory notes issued by the issuer (the “Notes”). The reporting person acquired $2,600,000 in aggregate principal amount of Notes in 2013 and the Notes were convertible at the rate of $0.23 per share of Common Stock.

(2)

Based on information set forth in the Company’s Current Report on Form 8-K filed on April 11, 2014 (which reported that there were 78,154,330 shares of Common Stock issued and outstanding after giving effect to the conversion of the notes as described in the Form 8-K as of the close of business on March 31, 2014).

Item 5.   Ownership of 5 Percent or Less of a Class.

N/A

Item 6.   Ownership of More than 5 Percent on Behalf of Another Person.

N/A

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.   Identification and Classification of Members of the Group

N/A

Item 9.   Notice of Dissolution of Group.

N/A

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2014	Bright Horizon Partners, Inc.

	By:	/s/ Hongfei Zhang
	Name:	Hongfei Zhang
	Title:	Director